3/23


05006776

82- SUBMISSIONS FACING SHEET


Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tofas Turk Otomobil Fabrikasi

*CURRENT ADDRESS

PROCESSED
MAR 25 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3699 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/24/05

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

ARIS
12-31-04

Consolidated Financial Statements Together With Report of Independent Auditors December 31, 2004

TABLE OF CONTENTS

	Page
Report of Independent Auditors	1
Consolidated Balance Sheet	2
Consolidated Income Statement	3
Consolidated Statement of Changes in Equity	4
Consolidated Cash Flow Statement	5
Notes to the Consolidated Financial Statements	6-32

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10 34381 Şişli
İstanbul - Türkiye

Tel. : (212) 315 30 00
Faks: (212) 230 82 91
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

We have audited the accompanying consolidated balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (a Turkish corporation – the Group) as of December 31, 2004 and related consolidated income, changes in equity and cash flow statements for the year then ended, all expressed in New Turkish Lira (YTL) converted from the equivalent purchasing power of Turkish Lira as of December 31, 2004. These consolidated financial statements are responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, present fairly, in all material respects, the financial position of Tofaş Türk Otomobil Fabrikası Anonim Şirketi as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

As disclosed in Notes 1 and 21 to the accompanying consolidated financial statements, major portion of the Group's sales are conducted through its related parties.

Ernst & Young

March 17, 2005
İstanbul, Turkey

CONSOLIDATED BALANCE SHEET
As of December 31, 2004
(Currency -- Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

	Notes	2004	2003
ASSETS			
Current assets			
Cash and cash equivalents	3	**279,409**	298,237
Trade receivables, net – third parties	5	**127,628**	151,365
– related parties	21	**294,121**	287,768
Investment securities	4	**-**	38,361
Short-term consumer financing loans	6	**547**	1,347
Inventories, net	7	**177,399**	151,568
Other current assets	8	**15,803**	1,595
Total current assets		**894,907**	930,241
Non-current assets			
Long-term consumer financing loans	6	**41**	13
Available for sale financial assets	9	**11,735**	11,735
Property, plant and equipment, net	10	**562,173**	674,946
Intangibles, net	11	**35,924**	51,368
Other non-current assets		**57**	74
Deferred tax asset	18	**159,910**	151,526
Total non-current assets		**769,840**	889,662
Total assets		**1,664,747**	1,819,903
LIABILITIES AND EQUITY			
Current liabilities			
Short-term bank borrowings, including current portion of long-term bank borrowings	13	**72,541**	97,121
Trade payables – third parties	14	**109,657**	136,019
– related parties	21	**274,672**	380,267
Taxes payable		**24,096**	20,759
Warranty provision	15	**44,247**	24,387
Accruals and other current liabilities	16	**26,732**	34,089
Total current liabilities		**551,945**	692,642
Non-current liabilities			
Long-term bank borrowings	13	**186,490**	260,704
Reserve for employment termination benefits	17	**38,457**	33,492
Other non-current liabilities		**-**	39
Total non-current liabilities		**224,947**	294,235
Shareholders' equity			
Issued share capital	19	**798,382**	798,382
Cumulative gain on the hedging	13	**39,095**	17,963
Legal reserves and accumulated profits	20	**50,378**	16,681
Total shareholders' equity		**887,855**	833,026
Total liabilities and shareholders' equity		**1,664,747**	1,819,903

The accompanying policies and explanatory notes on pages 6 through 32 form an integral part of the consolidated financial statements

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2004
(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

	Notes	2004	2003
Net sales	21	**2,622,946**	2,358,430
Cost of sales		**(2,356,907)**	(2,138,299)
Gross Profit		**266,039**	220,131
Selling and marketing expenses	23	**(167,144)**	(123,028)
General and administrative expenses	24	**(88,169)**	(82,353)
Research and development expenses	25	**(13,699)**	(13,863)
Other operating income, net	26	**30,203**	31,442
Income From Operations		**27,230**	32,329
Financial expense, net	29	**(19,786)**	(32,751)
Loss Before Provision for Taxes and Monetary Gain		**7,444**	(422)
Monetary gain		**20,299**	10,919
Net Income Before Provision for Taxes		**27,743**	10,497
Provision for taxes			
- Current	18	**(15,416)**	(13,320)
- Deferred	18	**21,370**	10,034
Net Income		**33,697**	7,211
Weighted average number (000's) of shares of TL 5,000 each		**90,000,000**	90,000,000
Earnings per share-in full TL		**374**	80

The accompanying policies and explanatory notes on pages 6 through 32 form an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2004
(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

	Issued share capital	Cumulative (loss) / gain on the hedging	Legal reserves and accumulated profits	Total
Balance at January 1, 2003	798,382	(31,845)	9,470	776,007
Gain on the hedging	-	49,808	-	49,808
Net income for the year	-	-	7,211	7,211
Balance at December 31, 2003	**798,382**	**17,963**	**16,681**	**833,026**
Gain on the hedging	-	21,132	-	21,132
Net income for the year	-	-	33,697	33,697
Balance at December 31, 2004	**798,382**	**39,095**	**50,378**	**887,855**

The accompanying policies and explanatory notes on pages 6 through 32 form an integral part of the consolidated financial statements

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2004
(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

	2004	2003
Cash flows from operating activities		
Net loss before monetary gain and provision for taxes	7,444	(422)
Adjustments for-		
Depreciation and amortization	168,817	179,079
Provision for employment termination benefits	9,516	5,656
Decrease in deferred income	-	(3,036)
Interest income	(73,313)	(54,473)
Interest expense	37,820	40,442
Warranty provision	38,911	25,870
Gain on sale of property, plant and equipment	(7,019)	(79)
Operating income before working capital changes	182,176	193,037
Net working capital changes in-		
Trade receivables	(39,636)	(43,698)
Other current assets	(15,093)	21,845
Inventories	(25,831)	(43,650)
Consumer financing loans	636	28,242
Other non-current assets	8	1,345
Trade payables	(72,678)	72,257
Accruals and other current liabilities	(3,378)	4,814
Taxes and witholding payable	(9,954)	2,718
Other non-current liabilities	33	(189)
Employment termination benefits paid	(4,198)	(2,845)
Warranty payments	(14,999)	(11,547)
Net cash (used in) / provided by operating activities	(2,914)	222,329
Cash flows from investing activities		
Investment securities	32,165	(19,970)
Dividends received	2,008	-
Purchase of property, plant, equipment and intangibles	(43,950)	(27,652)
Proceeds from sale of property, plant and equipment	10,369	1,633
Net cash provided by / (used in) investing activities	592	(45,989)
Cash flows from financing activities		
Interest paid	(39,651)	(44,797)
Interest received	75,361	52,131
Net change in bank borrowings	(38,269)	(63,654)
Net cash used in financing activities	(2,559)	(56,320)
Monetary loss on cash and cash equivalents	(13,947)	(6,155)
Net change in cash and cash equivalents	(18,828)	113,865
Cash and cash equivalents at the beginning of the year	298,237	184,372
Cash and cash equivalents at the end of the year	279,409	298,237

The accompanying policies and explanatory notes on pages 6 through 32 form an integral part of the consolidated financial statements

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (a Turkish corporation, the Company – Tofaş) was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars and light commercial vehicles at its plant near Bursa under licenses from Fiat Auto S.p.A. (Fiat). The Company, which is a member of Koç Holding A.Ş. and Fiat Group, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4, 5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa.

The Company has been registered with the Turkish Capital Market Board (CMB) and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any car other than Fiat cars. Furthermore, in 2000, the Company has signed a manufacturing agreement with Fiat for the production of Doblo modellight commercial vehicles in Turkey.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. or Fiat (see Note 21).

For the purpose of the consolidated financial statements, the Company and its consolidated Subsidiary Koç Fiat Kredi Tüketici Finansman A.Ş. (a Turkish corporation, the subsidiary - KFK) are referred to as "the Group". The main activity of KFK is to provide consumer finance services to the customers purchasing vehicles produced or imported by the Company.

The consolidated financial statements were authorized for issue on March 17, 2005 by the management of the Company. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared based on the historical cost convention.

The Company and its subsidiary maintains their books of account and prepare their statutory financial statements individually in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the Turkish Capital Market Board (CMB), Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The consolidated financial statements are based on the individually kept statutory records, with adjustments mainly related to the restatement for changes in the general purchasing power of the Turkish Lira, accounting for deferred taxation, employee termination benefits and cash flow hedges, and reclassifications for the purpose of fair presentation in accordance with IFRS. Effective from 2003 year-end, the Group is filing its consolidated IFRS financial statements with the CMB and ISE.

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Currency and Reporting Currency

As a result of a long period of high inflation, the Turkish Lira (TL) has ended up in large denominations, creating difficulty in expressing and recording transactions. A new law was enacted in January 31, 2004 to introduce Yeni Türk Lirası (New Turkish Lira, YTL), the new currency unit for the Republic of Turkey. Conversion rate for TL against YTL is fixed at YTL 1 to TL 1,000,000 through out the period until complete phase-out of TL. Accordingly, the Company's presentation currency as of December 31, 2004 is YTL and comparative figures for the prior year have also been presented in YTL, using the conversion rate of TL 1,000,000 = YTL 1,00.

The restatement for the changes in the general purchasing power of TL as of December 31, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three year inflation rate approaching or exceeding 100%. Such index and conversion factors as of the end of the three year period ended December 31, 2004 are given below:

Dates	Index	Conversion Factors
December 31, 2002	6,478.8	1.297
December 31, 2003	7,382.1	1.138
December 31, 2004	8,403.8	1.000

The main guidelines for the above mentioned restatement are as follows:

- The consolidated financial statements of prior year, including monetary assets and liabilities reported therein, which were previously reported in terms of the measuring unit current at the end of that year are restated in their entirety to the measuring unit current at December 31, 2004.

- Monetary assets and liabilities reported in the consolidated balance sheet as of December 31, 2004 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.

- The inflation adjusted issued share capital was derived by indexing cash contributions, transfers from statutory retained earnings and income from sale of investments and property, transferred to issued share capital from the date they were contributed.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of equity (except for the statutory revaluation adjustment which is eliminated) are restated by applying the relevant conversion factors.

- The effect of general inflation on the net monetary position is included in the income statement as monetary gain / (loss).

- All items in the income statement are restated by applying appropriate average conversion factors with the exception of depreciation, amortisation, gain or loss on disposal of non-monetary assets.

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The financial statements of KFK (which is the wholly owned and controlled subsidiary of the Company) have been consolidated with the financial statements of the Company. In 2002, the Company has acquired 51% of total shares of KFK from Fiat Group, nominal value of which were YTL 15,300, at a price of USD 51. On July 31, 2002 the Company has transferred YTL 15,000 (in historical terms) to compensate the accumulated deficit of KFK. In 2003, the Company has acquired the remaining 49% of total shares of KFK at a price of USD 49.

This control is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Going Concern

The consolidated financial statements are prepared in accordance with the going concern principles. In March 2001, KFK ceased organizing consumer-financing campaigns due to volatility in the Turkish finance sector. In November 2004, KFK started to organize consumer financing campaigns in cooperation with Koçbank A.Ş. As at December 31, 2004, KFK has an equity amounting to YTL 19,767, including an accumulated deficit of YTL 75,218, in its individual financial statements. Such deficit has resulted primarily from operating expenses related to the service provided, provision for loan losses and from interest expense and foreign exchange losses on bank borrowings. Accordingly, the goodwill arising from the acquisition of KFK has been written off by the Group, on the grounds that the goodwill is impaired.

Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

Trade Receivables

Trade receivables are recognised at original invoice amount and carried at amortized cost less an allowance for any uncollectable amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Investment Securities

Investment securities are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. Such investments which are intended to be held-to-maturity, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. Gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are valued at the lower of cost restated to the equivalent purchasing power at the balance sheet date or net realizable value after provision for obsolete items.

Costs incurred in bringing each product to its present location and condition are accounted for as follows :

Raw materials - purchase cost on a monthly average basis;

Finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly average basis.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period the costs are incurred.

Depreciation is computed on a straight-line basis over the following estimated useful lives :

Buildings	25 years
Land improvements	33 years
Leasehold improvements	30 years
Machinery and equipment	10 - 12 years
Moulds and models	6 - 8 years
Furniture and fixtures	6 - 8 years
Motor vehicles	4 - 5 years

The useful lifes and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

Intangible Assets

Intangible assets acquired separately from a business are capitalised at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the their useful lives (5 years). The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met.

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

Available For Sale Financial Assets

The financial assets which are not originated by the enterprise, not held for trading and which do not have a known maturity are classified as available for sale. The available for sale financial assets, fair values which can reliably be estimated are reflected at their fair values. If the fair values can not be estimated reliably, such assets are measured at cost, after deduction for impairment. As of December 31, 2004, the equity investment is valued at cost restated to the equivalent purchasing power at December 31, 2004, since such investment does not have a quoted market price.

Bank Borrowings

All borrowings are initially recognised at cost, being the fair value of the consideration received. After initial recognition, borrowings, are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in net profit or loss when the liabilities are derecognised, as well as through the amortisation process.

Borrowing Costs

Borrowing costs are expensed as incurred.

Defined Contribution Plans

The Group is obliged to pay premiums to Social Security Agency for its employees during the period of employment. The Group does not have any further obligation as long as it realises the payment of such premiums. Social security premiums are reflected in the personnel expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reserve for Employee Termination Benefits

Employee termination benefits, as required by the Turkish Law, are recognised in the consolidated financial statements as they are earned. The total provision presents the present value of the future probable obligation of the Group arising from the retirement or termination of the employment of its employees other than misconduct.

Provisions

A provision is recognised when, and only when the Group has a present obligation as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Warranty

The Group provides free of charge maintenance service for the vehicles, during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies (any currency other than YTL) during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Consumer Financing Loans and Provision for Loan Impairment

Consumer financing loans originated by the Subsidiary are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. The level of provision is based on the internal policies of the Subsidiary, which requires a classification to loan under follow-up and a provision for the total amount of principal and interest of such loan less the pledge rights related to these loans, if any.

The movement in provision is charged against the income for the period. When a loan is deemed uncollectible, it is written off against the related provision for impairment. The loan is written off after all necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Subsequent recoveries are credited to the income statement if previously written off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method based on the actual purchase price. Interest income is suspended when loans become doubtful collection or when the borrower defaults.

Recognition and Derecognition of Financial Instruments

The Company recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion financial asset. The Company derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

Earnings / Loss per Share

Earnings / loss per share disclosed in the income statement are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Company, are regarded similarly. Accordingly the weighted average number of shares used in EPS calculation is derived by giving retroactive effect to the issue of such shares without consideration through December 31, 2004.

Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

3. CASH AND CASH EQUIVALENTS

	2004	2003
Cash on hand	**14**	44
Cash at banks		
- Time deposits	**252,160**	274,505
- Demand deposits	**27,281**	23,728
Payment orders	**(48)**	(41)
Other cash equivalents	**2**	1
Total cash and cash equivalents	**279,409**	298,237

The breakdown of time deposits are as follows;

	2004		2003	
	Amount (YTL Equivalent)	**Effective interest rate per annum (%)**	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Denominated in YTL	**151,532**	**15 - 24.15**	207,582	26 - 29
Denominated in USD	**14,976**	**2.25 - 2.85**	780	2.25
Denominated in EUR	**85,652**	**2.50 - 3.60**	66,143	2.25 - 2.75
Total	**252,160**		274,505	

As of December 31, 2004 the maturities of time deposits are less than one month (December 31, 2003-less than two months).

4. INVESTMENT SECURITIES

As of December 31, 2003, investment securities amounting to YTL 38,361, comprised Turkish Government Bonds with maturities between January 28, 2004 and August 18, 2004. The interest rates of such securites are between 25.2% and 44.05% per annum. As of December 31, 2003, the fair value of such securities is YTL 38,739.

5. TRADE RECEIVABLES, net

As of December 31, 2004 and 2003, trade receivables related to sales to third parties are as follows:

	2004	2003
Receivables related to sales to third parties	**128,188**	152,244
Less: Unearned interest	**(560)**	(879)
Total trade receivables	**127,628**	151,365

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

6. CONSUMER FINANCING LOANS

	2004	2003
Short-term consumer financing loans		
YTL loans	**53**	479
Foreign currency indexed loans	**-**	8
Non-performing loans	**2,875**	3,805
Total	**2,928**	4,292
Provision for loan impairment	**(2,381)**	(2,945)
Total short-term consumer financing loans	**547**	1,347

	2004	2003
Long-term consumer financing loans		
YTL loans	**41**	13
Total long-term consumer financing loans	**41**	13

As of December 31, 2004, YTL loans originated by the Company bear monthly interest rates ranging between 1.95% and 3.31% per month (December 31, 2003 – 2.35%-5.91%). As of December 31, 2003, the monthly interest rates for foreign currency indexed loans were between 1.3%-2%.

Movements in the provision for loan impairment for the year ended 2004 and 2003 is as follows:

	2004	2003
January 1	**2,945**	4,296
Current year provision	**201**	869
Collections	**(418)**	(1,704)
Monetary gain	**(347)**	(516)
December 31	**2,381**	2,945

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

7. INVENTORIES, net

	2004	2003
Raw materials, net of reserve for obsolescence of YTL 1,027 (2003 – YTL 327)	**62,135**	34,287
Work-in-process	**20,228**	35,053
Finished goods, net of reserve for obsolescence of YTL 935 (2003 – YTL 731)	**12,373**	20,828
Spares and supplies	**20,227**	17,624
Merchandises (imported vehicles)	**33,737**	13,305
Goods-in-transit	**1,267**	584
Advances given	**27,432**	29,887
Total inventories	**177,399**	151,568

8. OTHER CURRENT ASSETS

	2004	2003
Value added tax receivable	**13,246**	-
Accrued income	**361**	743
Prepaid expenses	**282**	428
Others	**1,914**	424
Total other current assets	**15,803**	1,595

9. AVAILABLE FOR SALE FINANCIAL ASSETS

As of December 31, 2004 and 2003, the available for sale financial asset of the Group comprised the following :

	2004		2003	
	Percentage of Interest	YTL	Percentage of Interest	YTL
Entek Elektrik Üretimi A.Ş. (unlisted)	**13.33**	**11,735**	14.00	11,735
Total		**11,735**		11,735

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

10. PROPERTY, PLANT AND EQUIPMENT (PP&E), net

	Land, Land Improvements and Buildings	Leasehold Improvements	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Advances and Construction in Progress	Total
At January 1, 2004, net of accumulated depreciation	105,009	3,925	231,639	289,603	33,177	8,185	3,408	**674,946**
Additions	2,888	43	7,691	7,336	5,263	2,569	18,056	**43,846**
Disposals	(6,505)	-	(5,449)	-	(1,467)	(4,319)	-	**(17,740)**
Depreciation charge for the period	(6,179)	(157)	(52,051)	(81,934)	(9,661)	(3,287)	-	**(153,269)**
Accumulated depreciation of disposals	4,266	-	5,430	-	1,429	3,265	-	**14,390**
At December 31, 2004, net of accumulated depreciation	**99,479**	**3,811**	**187,260**	**215,005**	**28,741**	**6,413**	**21,464**	**562,173**
At December 31, 2004								
Cost	263,396	4,104	928,441	981,635	189,260	26,563	21,464	**2,414,863**
Accumulated depreciation	(163,917)	(293)	(741,181)	(766,630)	(160,519)	(20,150)	-	**(1,852,690)**
Net carrying amount	**99,479**	**3,811**	**187,260**	**215,005**	**28,741**	**6,413**	**21,464**	**562,173**

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

11. INTANGIBLES, net

	License Fee and R&D	Others	**Total**
At January 1, 2004, net of accumulated depreciation	49,461	1,907	**51,368**
Additions	-	104	**104**
Depreciation charge for the year	(14,529)	(1,019)	**(15,548)**
At December 31, 2004, net of accumulated depreciation	34,932	992	**35,924**
At December 31, 2004			
Cost	141,997	14,858	**156,855**
Accumulated depreciation	(107,065)	(13,866)	**(120,931)**
Net carrying amount	34,932	992	**35,924**

12. INVESTMENT ENCOURAGEMENT CERTIFICATES

The Group has obtained investment encouragement certificates from Government Authorities in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowances of 200% and 100%, 40% on the approved capital expenditures and investment incurred for the expansion of the facilities in Bursa;

iii) Incentive premiums of VAT+10% on the cost of eligible local capital expenditures; and

The investment allowance indicated in (ii) above, is deductible from current or future taxable profit, but subject to income tax, at a rate of 19.8 % (for the allowance of 40% - 0% income tax – see Note 18).

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

13. BANK BORROWINGS

	2004		2003	
	Amount (YTL Equivalent)	**Effective interest rate per annum (%)**	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Short-term bank borrowings				
Short-term bank borrowings – YTL	**15,523**	**15 - 18**	33,628	18 - 30
Accrued interest	**672**		1,550	
Total	**16,195**		35,178	
Current portion of long term bank borrowings				
Current portion of long term bank borrowings – EUR	**53,276**	**3.09**	57,916	3.05
Current portion of long term bank borrowings – YTL	**23**	**-**	27	-
Accrued interest	**3,047**		4,000	
Total	**56,346**		61,943	
Total short-term bank borrowings including current-portion of long-term bank borrowings	**72,541**		97,121	

	2004		2003	
	Amount (YTL Equivalent)	**Effective interest rate per annum (%)**	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Long-term bank borrowings				
Long-term bank borrowings – EUR	**186,467**	**3.09**	260,621	3.05
Long-term bank borrowings – YTL	**23**		83	
Total	**186,490**		260,704	

The repayment schedule, as translated with the exchange rates prevailing at the period-end, of the long-term bank borrowings is as follows :

Years	2004
2006	53,282
2007	53,282
2008	53,282
2009	26,644
Total	**186,490**

The Euro denominated long-term loan was obtained to finance the investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Group, the repayment obligations related to such loan is guaranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

14. TRADE PAYABLES, net

	2004	2003
Accounts payable	**110,378**	136,462
Less : Unearned interest	**(721)**	(443)
Total trade payables	**109,657**	136,019

15. WARRANTY PROVISIONS

Movements in the warranty provision for the year ended 2004 and 2003 is as follows:

	2004	2003
January 1	**24,387**	11,831
Amounts utilised	**(14,999)**	(11,547)
Current year provision	**38,911**	25,870
Monetary gain	**(4,052)**	(1,767)
December 31	**44,247**	24,387

16. ACCRUALS AND OTHER CURRENT LIABILITIES

	2004	2003
Royalties payable	**7,042**	12,301
Advances taken	**6,148**	6,333
Accrued expenses	**4,298**	8,433
Others	**9,244**	7,022
Total accruals and other current liabilities	**26,732**	34,089

17. RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. In Turkey, such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical YTL 1,575 (in full YTL) and YTL 1,390 (in full YTL) at December 31, 2004 and 2003, respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. The ceiling for retirement pay liability has been raised to YTL 1,649(in full YTL) as of January 1, 2005.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

17. RESERVE FOR EMPLOYMENT TERMINATION BENEFITS (continued)

The principal actuarial assumptions used at the balance sheet dates are as follows:

	2004	2003
Discount rate (per annum)	**5.45%**	6%
Turnover rate to estimate the probability of retirement	**99%**	99%

Movements in reserve for employee termination benefits during 2004 and 2003 are as follows:

	2004	2003
January 1	**33,492**	31,842
Change for the year	**9,516**	5,656
Payments	**(4,198)**	(2,845)
Monetary gain	**(353)**	(1,161)
December 31	**38,457**	33,492

18. TAXATION

Current Taxes

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in Turkey.

In Turkey, the corporation tax rate for the fiscal year ended December 31, 2004 is 33% (2003 - 30%). The corporate tax rate effective from December 1, 2005 was announced as 30%. Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid until the end of the fourth month. The tax legislation provides for a temporary tax of 33% (2003 - 30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In 2003 and prior years, corporation tax was computed on the statutory income tax base without any adjustment for inflation accounting. Effective January 1, 2004, taxable income is derived from the financial statements which are adjusted for inflation accounting. Accumulated earnings arising from the first application of inflation accounting on December 31, 2003 balance sheet will not be subject to corporation tax, and similarly accumulated deficits arising from such application will not be deductible for tax purposes. Moreover, accumulated tax loss carry-forwards related with 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. As of December 31, 2004, the accumulated statutory tax loss carry forward of the Subsidiary amounted to YTL 28,317 (2003 - YTL 27,610 in historical terms). The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 6,000 and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 are taxed at 19.8% (withholding tax) unless they are converted to new type at companies' will. Investment allowances can be carried forward indefinitely.

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

18. TAXATION (continued)

As of December 31, 2004, the Group has YTL 1,271,823 (2003 – YTL 1,171,638, in historical terms) of unused investment allowances that will be used in future years, which will be subject to taxation at 19.8%.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of December 31, 2004 and 2003 are as follows :

	2004	2003
Net income before provision for taxes	**27,743**	10,497
Income tax charge at 33% (2003 – 30%)	**(9,155)**	(3,149)
Effect of investment allowances used during the current tax calculation	**11,186**	6,861
Effect of change in tax rates	**(3,063)**	(27,410)
Effect of unused investment allowances	**10,219**	27,009
Non-taxable income	**2,758**	571
Effect of restatement of certain non-monetary items in accordance with IAS 29 and others	**(5,725)**	(8,713)
Allowance for deferred tax asset of KFK	**(266)**	1,545
Provision for taxes	**5,954**	(3,286)

Deferred Taxes

The breakdown of temporary differences and the resulting deferred tax assets of the Group as of December 31, 2004 and 2003, using the expected future tax rates (effective rates), were as follows :

	Cumulative temporary differences (historical)		Deferred tax assets/ (liabilities) (historical)	
	2004	2003	**2004**	2003
Warranty provision	**(44,613)**	(21,430)	**13,384**	7,072
Employment termination benefits reserve	**(38,950)**	(29,431)	**11,685**	8,829
Temporary differences arising between tax and book bases of property, plant and equipment and intangibles and inventories	**12,386**	29,293	**(3,715)**	(8,788)
Cumulative gain on the hedging	**(30,104)**	(12,142)	**9,031**	3,643
Unused tax loss carryforwards of KFK	**(28,317)**	(27,610)	**8,495**	8,283
Others	**855**	(1,155)	**(257)**	380
Unused investment allowances	**(1,271,823)**	(1,171,638)	**129,726**	121,894
Total	**(1,400,566)**	(1,234,113)	**168,349**	141,313
Less: Impairment in the value of deferred tax asset arising from KFK			**(8,439)**	(8,171)
Deferred tax asset, net			**159,910**	133,142
Restated in equivalent purchasing power at December 31, 2004			**159,910**	151,526

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

18. TAXATION (continued)

At 31 December 2004, KFK did not recognize the deferred tax assets as there is an uncertainty about the future taxable profit that will be available against which these deferred tax assets can be utilised.

The deferred tax charge related to cumulative gain on the hedging amounting to YTL 9,031 was accounted under equity.

The movement on the deferred tax account is as follows:

	2004	2003
Deferred tax asset at January 1	**151,526**	148,800
Deferred tax credit for the year	**21,370**	10,034
Amount accounted under equity	**5,388**	11,082
Monetary loss	**(18,374)**	(18,390)
Deferred tax assets at December 31	**159,910**	151,526

19. ISSUED SHARE CAPITAL

At December 31, 2004 and 2003, the Group's historical authorized and issued share capital is YTL450,000, the breakdown of which is as follows:

		2004		2003	
	Share Group	Amount (Historical YTL)	(%)	Amount (Historical YTL)	(%)
Fiat Auto S.p.A.	D	**170,352**	**37.86**	170,352	37.86
Koç Holding A.Ş.	A	**169,144**	**37.59**	169,144	37.59
Koç Holding Companies and family	A	**1,208**	**0.27**	1,208	0.27
Others, including publicly issued shares	E	**109,296**	**24.28**	109,296	24.28
Total issued share capital		**450,000**	**100**	450,000	100

The shareholders holding A and D group shares have the priviledge to choose the members for Board of Directors and Board of Auditors and also have the priviledge of using preemption rights in buying each other's shares. The Group's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

20. RETAINED EARNINGS AND LEGAL RESERVES

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital. Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

The public companies distribute dividends in accordance with the CMB regulations, which can be summarised as follows:

The adjusting figure arising from the initial application of the inflation adjustment on the opening balance sheet, in accordance with Communique XI-25 of CMB, should be considered as a deduction during the calculation of the inflation adjusted profit available for distribution. Furthermore, such adjusting figure which is followed under statutory accumulated losses account may be offset with the net income for the year, unappropriated prior year earnings, and the remaining portion can be offset by the restatement differences arising from the application of inflation adjustment on (i) extraordinary reserves, (ii) legal reserves and (ii) other equity items.

The Companies which are preparing their financial statements in accordance with IFRS are required to distribute profits on 2004 earnings at 30%. Distribution can be made in cash or through distribution of bonus shares or both in certain percentages as decided by the general assembly of the Company provided that the amount will not be lower than the 30% of the profit available for distribution.

Companies subject to regulations of CMB cannot distribute dividend at an amount higher than the distributable profit in their statutory financial statements prepared in accordance with Turkish Tax Procedural Code and Commercial Code.

The breakdown of statutory equity, which will be the basis for profit distribution is as follows:

	2004	2003 (*)
Issued share capital (Nominal)	**450,000**	450,000
Share premium (Nominal)	-	31
Legal reserves (Nominal)	-	2,878
Extraordinary reserves (Nominal)	-	22,762
Other profit reserves (Nominal)	-	-
Statutory inflation adjustment on nominal equity items	**365,063**	850,819
Cumulative gain on the hedging	**39,095**	15,785
Net income for the year	**33,697**	6,336
Statutory accumulated losses	-	(616,602)
Total	**887,855**	732,009

(*) Thousands of YTL in equivalent purchasing power of TL at December 31, 2003.

20. RETAINED EARNINGS AND LEGAL RESERVES (continued)

The breakdown of inflation adjustment on the above equity items which are shown at their nominal amounts as of December 31, 2003 are as follows:

December 31, 2003 (*)	Nominal Amounts	Inflation Adjusted Amounts	Inflation Adjustment
Issued share capital	450,000	701,566	251,566
Share premium	31	587	556
Legal reserves	2,878	122,120	119,242
Extraordinary reserves	22,762	483,439	460,677
Other profit reserves	-	18,778	18,778
Total	**475,671**	**1,326,490**	**850,819**

(*) Thousands of YTL in equivalent purchasing power of TL at December 31, 2003.

In 2004, the Group has offset the "adjusting difference" amounting to YTL 616,602 which was followed under statutory accumulated losses account with the following items (Amounts in thousands of YTL in equivalent purchasing power of TL at December 31, 2003):

Net income for 2003	6,336
Extraordinary reserves	22,762
Legal reserves	2,878
Share premium	31
Statutory inflation adjustment on nominal equity items	584,595
Total	**616,602**

The breakdown of inflation adjustment on the above equity items which are shown at their nominal amounts as of December 31, 2004 are as follows:

December 31, 2004	Nominal Amounts	Inflation Adjusted Amounts	Inflation Adjustment
Issued share capital	450,000	798,382	348,382
Statutory inflation adjustment which were not offset		16,681	16,681
Total	**450,000**	**815,063**	**365,063**

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

21. RELATED PARTY BALANCES AND TRANSACTIONS

For the purpose of the consolidated financial statements, Fiat Group, Koç Holding and the companies identified by the Group and/or Fiat Group or Koç Holding as being controlled by/affiliated with them are considered and referred to as related parties. Related parties also include individuals that are principal owners, management and members of the Group's Board of Directors and members of their families. The Group enters into transactions with related parties in the normal course of business on an arm's-length basis.

The major balances with related companies at December 31, 2004 and 2003 and a summary of the major transactions with related companies for the year ended as of December 31, 2004 and 2003 are shown below :

Included in trade receivables from related parties	**2004**	2003
Fiat	**244,319**	206,838
Koç Group dealers	**50,366**	73,798
Others	**712**	8,801
	295,397	289,437
Less: Unearned interest	**(1,276)**	(1,669)
Total trade receivables from related parties, net	**294,121**	287,768

Included in trade payables to related parties	**2004**	2003
Fiat	**260,472**	352,775
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako – affiliate of Fiat)	**5,829**	8,379
Comau S.p.A. (Comau – affiliate of Fiat)	**113**	123
Koc Group Dealers	**1,069**	-
Other	**9,161**	20,225
	276,644	381,502
Less: Unearned interest	**(1,972)**	(1,235)
Total trade payables to related parties, net	**274,672**	380,267

Included in accruals and other current liabilities	**2004**	2003
Fiat	**16,430**	20,778
Comau	**-**	1,094
Others	**999**	991
Total	**17,429**	22,863

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

21. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Sales

Major net sales to related companies, during the year 2004 and 2003, are as follows :

	2004	2003
Fiat	**1,188,686**	1,277,184
Koç Group dealers	**409,908**	398,954
Others	**10,551**	23,334
Total	**1,609,145**	1,699,472

Purchases

Major material and service purchases from related companies, during the year 2004 and 2003, are as follows :

Domestic Purchases	**2004**	2003
Mako	**55,433**	53,717
Powertrain	**51,076**	81,504
Beko Ticaret A.Ş.	**24,702**	7,515
Other	**44,596**	72,933
Total	**175,807**	215,669

	2004		2003	
Foreign Purchases	**Materials and Services**	**Fixed Assets**	Materials and Services	Fixed Assets
Fiat	**1,158,323**	**-**	987,573	187
Kofisa S.A.	**5,527**	**-**	3,283	1,971
Other	**7,249**	**-**	8,885	215
	1,171,099	**-**	999,741	2,373

Interest and other income from related parties, during the year ended with December 31, 2004 amounts to YTL 46,748 (2003 - YTL 27,697)

Interest and other charges from related parties, during the year ended with December 31, 2004 amounts to YTL 225 (2003 - YTL 245)

Furthermore, in 2004, total research and development expense, technical assistance and service fee charges by the Group to Fiat amounted to YTL 16,701 (2003 – YTL 5,980).

Salaries and similar benefits paid to the top management (21 people-including the members of the Board of Directors (2003 – 21 people)), amounted to YTL 5,347 (2003 – YTL 4,967).

22. FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Polices

The Group's principal financial instruments comprise cash and short-term deposits, consumer financing loans, investment securities, investments and bank borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk and liquidity risk. The management reviews and agrees policies for managing each of these risks which are summarised below. The Group monitors the market price risk arising from all financial instruments.

Credit Risk

Other than its related parties, the Group trades with only with recognized, creditworthy third parties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Group, comprising cash and cash equivalents, the Group's exposure to credit risk arises from default of the other party, with a maximum exposure equal to the carrying amount of these instruments.

There are no significant concentrations of credit risk within the Group, other than the disclosed balances and transactions with the related parties.

Liquidity Risk

The ability to fund the Group's existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Interest Rates Risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Currency risk

The Group is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to New Turkish lira. Other than the fully hedged currency risk related to the Euro loans related to Doblo investment, the currency risks are monitored and limited by the analysis of foreign currency position.

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

22. FINANCIAL INSTRUMENTS (continued)

Fair Value of Financial Assets and Liabilities

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

Financial Assets

Monetary assets for which fair value approximates carrying value:

The fair values of certain financial assets carried at cost, including cash and due from banks and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses.

Balances denominated in foreign currencies are translated at year-end exchange rates.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value:

The fair values of accounts payable, short-term bank borrowings and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature.

The fair values of long term bank borrowings are estimated to approximate its carrying value since it is primarily denominated in foreign currencies and are revalued at year-end exchange rates and a substantial portion of them carry variable interest rates.

23. SELLING AND MARKETING EXPENSES

	2004	2003
Advertisement expenses	**25,692**	21,110
Payroll expenses	**22,979**	19,417
Warranty expenses	**44,990**	28,929
Packaging expenses	**6,503**	10,715
Royalty expense	**19,548**	12,584
Others	**47,432**	30,273
Total selling and marketing expenses	**167,144**	123,028

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

24. GENERAL AND ADMINISTRATIVE EXPENSES

	2004	2003
Depreciation expense	**23,622**	17,842
Payroll expenses	**23,052**	22,685
Other administrative expenses	**41,495**	41,826
Total general and administrative expenses	**88,169**	82,353

25. RESEARCH AND DEVELOPMENT EXPENSES

	2004	2003
Personnel expenses	**7,811**	6,695
Depreciation expenses	**1,853**	1,943
Material expenses	**1,004**	1,182
Other	**3,031**	4,043
Total research and development expenses	**13,699**	13,863

26. OTHER OPERATING INCOME, net

	2004	2003
Income from technical assistance charges	**16,701**	10,456
Rent income	**1,513**	1,726
Dividend income	**2,008**	-
Other, net	**9,981**	19,260
Other operating income, net	**30,203**	31,442

27. AVERAGE NUMBER OF PERSONNEL AND PAYROLL EXPENSES

	2004	2003
Wages	**95,159**	85,283
Labor expenses charged by subcontractors	**3,159**	3,937
Salaries	**60,584**	55,772
Other social expenses	**13,688**	11,397
Total personnel expenses	**172,590**	156,389
Average number of employees		
Blue Collar	**3,618**	3,294
White Collar	**863**	855
Total number of employees	**4,481**	4,149

(Currency – Thousands of YTL in equivalent purchasing power at December 31, 2004, unless otherwise indicated)

28. DEPRECIATION AND AMORTIZATION EXPENSES

	2004	2003
Cost of production	**143,342**	159,294
General and administrative expenses	**23,622**	17,842
Research and development expenses	**1,853**	1,943
Total depreciation and amortization expenses	**168,817**	179,079

29. FINANCIAL EXPENSES, net

	2004	2003
Financial income		
Foreign exchange gain	**207**	11,251
Interest income	**73,313**	54,473
Commission income	**17**	684
Financial expenses		
Foreign exchange loss	**(55,503)**	(58,717)
Interest and related charges	**(37,820)**	(40,442)
Financial expenses, net	**(19,786)**	(32,751)

30. COMMITMENTS AND CONTINGENCIES

Bank letters of guarantee

As of December 31, 2004, the Group had YTL 27,306 (2003 – YTL 51,542) in outstanding bank letters of guarantee provided by its banks for the customs authorities and governmental institutions.

Litigations

As of December 31, 2004, the total amount of outstanding legal claims brought against the Group is YTL 2,042 (2003 – YTL 1,865). The Group has reflected a reserve amounting YTL 425 (2003 – YTL 280) in the consolidated financial statements for such legal suits against the Group.

31. FOREIGN CURRENCY ASSETS AND LIABILITIES

ASSETS

	2004		2003	
Foreign Currency	Foreign Currency (Thousand)	YTL Equivalent	Foreign Currency (Thousand)	YTL Equivalent
Cash and cash equivalents				
EUR	60,581	110,670	43,452	86,291
USD	11,191	15,019	534	848
Trade receivables				
EUR	133,485	243,851	109,055	216,572
USD	2,530	3,396	3,968	6,309
Consumer financing loans				
USD	-	-	6	10
EUR	-	-	2	3
Other current assets				
EUR	225	411	71	141
USD	5	7	-	-
JPY	-	-	47,460	703
Total Assets		373,354		310,877

LIABILITIES

	2004		2003	
Foreign Currency	Foreign Currency (Thousand)	YTL Equivalent	Foreign Currency (Thousand)	YTL Equivalent
Bank borrowings				
EUR (*)	132,905	242,790	162,415	322,539
Trade Payables				
EUR	149,224	272,603	185,349	368,081
USD	-	-	4	6,353
GBP	-	-	8	23
Accruals and other current liabilities				
EUR	9,172	16,755	11,012	21,868
USD	44	59	4	7
Total Liabilities		532,207		718,871

(*) As explained in Note 13, the Group's exposure to foreign exchange rate fluctuations on the long-term bank borrowings denominated in Euro are undertaken by Fiat. Accordingly, net foreign currency exposure of the Group as of December 31, 2004, is YTL 83,937 (net foreign currency denominated assets, in excess of foreign currency denominated liabilities).